SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐         No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.          2005 Results, Annual Press Conference – Dr. Dieter Zetsche, Chairman of the Board of Management, Head of Mercedes Car Group

2.          2005 Results, Annual Press Conference – Bodo Uebber, Chief Financial Officer

2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of our New Management Model, and the CORE program , including the new business model for smart, at the Mercedes Car Group; renewed pressure to reduce costs in light of restructuring plans announced by our major competitors in NAFTA; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

These figures are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

3

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[LOGO]

DAIMLERCHRYSLER

2005 RESULTS

ANNUAL PRESS CONFERENCE

Dr. Dieter Zetsche

Chairman of the Board of Management DaimlerChrysler AG

Head of Mercedes Car Group

Sindelfingen

February 16, 2005

1. DC Overview 2005	[LOGO]

MAJOR ACHIEVEMENTS IN 2005

[GRAPHIC]

Group	Divisions

• 17 new products launched • Quality improved • Substantial efficiency gains across all divisions • Further focus on automotive business

•     Mercedes Car Group:
Returned to profitability in Q2; smart restructuring

•     Chrysler Group:
Improvements despite difficult market environment

•     Commercial Vehicles Division: Record level

•     Financial Services Division:
Profit on constant high level

2

IMPROVEMENT IN UNIT SALES AND REVENUES

	2004		2005

Unit Sales	4,702	k	4,829	k
Revenues	€142.1	bn	€149.8	bn
Operating Profit	€5.8	bn	€5.2	bn
Operating Profit w/o smart (charges related to realignment of smart business model €1.1 bn)			€6.3	bn
Net income	€2.5	bn	€2.8	bn
Dividend	€1.50		€1.50

3

2.1 Mercedes Car Group

TARGET: BACK TO BENCHMARK PROFITABILITY AND QUALITY

[GRAPHIC]

Challenges		Measures & Opportunities

•	Costs, efficiency and processes	•	“CORE” program, including smart

•	Smart	•	Customer satisfaction offensive

•	Stronger customer focus	•	Ongoing product offensive

4

SIGNIFICANT IMPROVEMENTS

[CHART]

Key measures	Short-term	Mid- to long-term

	• Portfolio optimization	• Product modularization and reduced
	• Reduction in general & administrative expenses	complexity
	• Optimization of direct material	• Standardized and flexible production
	• Restructuring of smart	• Shared service centers
• Optimization of sourcing
• Restructured sales & service organization

5

NEW PRODUCTS 2005

[GRAPHIC]

Mercedes-Benz M-Class

Launch: 04/05 (US)

6

NEW PRODUCTS 2005

New B-Class	New R-Class

[GRAPHIC]	[GRAPHIC]

Launch: 06/05 (GER)	Launch: Fall 05 (US)

7

NEW PRODUCTS 2005

[GRAPHIC]

Mercedes-Benz S-Class

Launch: Fall 05 (GER)

8

NEW PRODUCTS 2006

New CL-Class
New Generation E-Class
New GL-Class

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

9

2.2 Chrysler Group

TARGET: SUSTAINABLE PROFITABILITY

[GRAPHIC]

Challenges			Measures & Opportunities

•	Cost position	•	Continuous improvements in efficiency, quality and market performance
•	U.S. market highly competitive, incentive pressure
		•	Regional expansion (WEU, China)
•	Increased energy/ fuel prices, material costs
		•	Continued product offensive
•	Increased presence on international markets

10

EFFICIENCY IMPROVEMENTS ON TRACK

Hours Per Vehicle

[CHART]

Source: Harbour Report

(1)          Internal estimate

Harbour North America 2004 Results:

•                  Overall productivity improvement of 4.2%

•                  Best of US OEMs in transmission productivity

•                  Engine productivity most improved (9.5%)

11

REGIONAL EXPANSION

[GRAPHIC]

		[LOGO]	[LOGO]		[LOGO]

Growth strategy for Europe	•	Increase number of Diesel and Right-Hand Drive models	• Brand launch across Europe: “Discover Dodge” • New global products introduced at Geneva 2005: Caliber, Nitro	•	Reload and expand brand with new/additional global products: Wrangler, Commander, Compass, Patriot

Growth Strategy for China and Taiwan	•	Production of 300C at Beijing plant
	•	Production of Chrysler Minivan in China and Taiwan under license agreement

12

NEW PRODUCTS 2005

Dodge Viper SRT10 Coupe	Dodge Charger	Dodge RAM Mega Cab

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

Launch: 08/05	Launch: 06/05	Launch: 10/05

Jeep Commander	Dodge Magnum • Chrysler 300C • Dodge Charger
SRT 8
[GRAPHIC]	[GRAPHIC]

Launch: 09/05

13

NEW PRODUCTS 2006

Chrysler Aspen	Jeep Compass	Dodge Caliber

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

14

2.3 Commercial Vehicles Division

TARGET: BEAT THE CYCLE

[GRAPHIC]

Challenges	Measures & Opportunities

• Managing market cycles	• Global Excellence

• Cost position	• Asia expansion through Fuso

• Regulatory environment	• Ongoing product offensive

• Fuso home market position

15

COMMONALIZATION FOR FUTURE PRODUCTS

EXAMPLE TRUCKS	Further Standardization

[GRAPHIC]	Common Chassis

[GRAPHIC]	Heavy-Duty Engine Platform

[GRAPHIC]	Common E/ E Architecture

[GRAPHIC]	Worldwide Axles

[GRAPHIC]	Volume Bundling

[GRAPHIC]	Increase Captive Component Usage

2001	2006	2011	Market Launch

16

FUSO IMPORTANT PILLAR FOR ASIA STRATEGY

[GRAPHIC]

[CHART]

Source: Global Insight, Estimate 2005

17

NEW PRODUCTS 2005

Trucks	[GRAPHIC]	[GRAPHIC]

	Canter TD (Europe)	Fighter (Japan)

	[GRAPHIC]	[GRAPHIC]

	Atego Construction	Axor Construction

Buses & Coaches	[GRAPHIC]	[GRAPHIC]
	MB Integro	MB Travego

18

NEW VANS 2006

[GRAPHIC]

Mercedes-Benz Sprinter

19

NEW TRUCKS AND BUSES 2006

Fuso:
Canter Hybrid	Sterling:
	360 LDT	Western Star:
[GRAPHIC]		Stratosphere HDT
[GRAPHIC]
[GRAPHIC]

Mercedes-Benz:	Mercedes-Benz:	Setra:
Tourismo	Citaro LE	Multiclass

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

20

TOP POSITION IN TECHNOLOGY

Drivetrain	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

	BlueTec	Hybrid	Fuel Cell

Safety	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

	ESP/Stability control	Proximity control/ Active brake assist	Lane assistant

21

2.4 DaimlerChrysler Financial Services

TARGET: EFFICIENCY AND EXPANSION OF CAPTIVE BUSINESS

[GRAPHIC]

Challenges	Measures & Opportunities

• Higher interest rates	• Reduce costs and improve operating margins

• Costs	• Concentration on captive business

• Further expand support of automotive business in new markets

22

DCFS TO STRENGTHEN CAPTIVE BUSINESS

[GRAPHIC]

Focused Business portfolio	Expanded support of captive business

Sale of:

• debis AirFinance	• New segments, e.g. Fuso Financial Services

• Structured Finance GmbH	• New markets, e.g. China: DaimlerChrysler Automotive Finance Ltd.
• Commercial Insurance Brokerage Germany

23

3. Summary and Outlook

SPECIFIC FOCUS OF DIVISIONS

[GRAPHIC]

Mercedes Car Group	Chrysler Group	Commercial Vehicles	DC Financial Services

Back to benchmark profitability and quality	Sustainable profitability	Beat the cycle	Efficiency and expansion of captive business

24

THE NEW MANAGEMENT MODEL

Today					Future

Corporate
HQ	HQ	HQ	HQ		Corporate
(FC, HR, CD, RT, GP&S, …)
[GRAPHIC]
MCG	CG	CVD	DCFS

					MCG	CG	Truck	DCFS
Group

25

OUR COMMON GOALS

[GRAPHIC]

Superior and inspiring Products and Services	Operational Excellence

Fascinating products	High performance organization

Best price/value ratio	Efficient processes

Excellent customer service	Cross-divisional cooperation

Profitable Growth

26

DISCLAIMER

These figures are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

This presentation contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of our New Management Model, and the CORE program, including the new business model for smart, at the Mercedes Car Group; renewed pressure to reduce costs  in light of restructuring plans announced by our major competitors in NAFTA; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

27

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[GRAPHIC]

DAIMLERCHRYSLER

2005 RESULTS
ANNUAL PRESS CONFERENCE

Bodo Uebber
Chief Financial Officer

Stuttgart
February 16, 2006

DaimlerChrysler Group	[LOGO]

FY 2005 FROM A FINANCIAL PERSPECTIVE

•                  Further improvements in profitability within a very challenging market environment

•                  Less favorable US dollar hedge rates

•                  Increasing raw material prices, in particular steel and oil

•                  Highly competitive US passenger car market

•                  Increasing competition in European markets

•                  Key earnings indicators

•                  Operating profit of EUR 5.2 billion slightly above the guidance

•                  Net income increased 15% to EUR 2.8 billion

•                  Key financial metrics improved

•                  Positive free cash flow in the industrial business of EUR 2.1 billion

•                  Net liquidity of the industrial business at EUR 7.3 billion

2

KEY FINANCIAL FIGURES FY2005

- in billions of EUR -	FY2004	FY2005

Unit Sales (in thousand units)	4,702	4,829

Revenues	142.1	149.8

Operating Profit	5.8	5.2

Net Income	2.5	2.8

Earnings per Share (in EUR)	2.43	2.80

Free Cash Flow Industrial Business	1.8	2.1

Net Liquidity Industrial Business	2.2	7.3

3

GROUP EARNINGS IMPACTED BY RESTRUCTURING
AT MERCEDES CAR GROUP
– in millions of EUR –

[CHART]

4

Mercedes Car Group

NEW PRODUCTS RESULTED IN STRONGER UNIT SALES
IN THE SECOND HALF

Unit Sales - in thousand units -	Revenues - in billions of EUR -

[CHART]	[CHART]

5

OPERATING PROFIT STRONGLY IMPACTED BY CHARGES FOR SMART AND HEADCOUNT REDUCTION
– in millions of EUR –

[CHART]

	•	Success of new models
+
	•	Higher efficiency due to CORE

-	•	Charges for realignment of smart and MCG headcount reduction

	•	Charges resulting from quality offensive

	•	Less favorable model mix

	•	Increased raw material prices

	•	Less favorable US$ hedge rates

6

Chrysler Group

HIGHER SHIPMENTS AS A RESULT OF
SUCCESSFUL NEW PRODUCTS

Unit Sales / Shipments - in thousand units -	Revenues - in billions of EUR -

[CHART]	[CHART]

7

SLIGHT INCREASE IN OPERATING PROFIT
– in millions of EUR –

[CHART]

+	•	Continued success of new products & increase in shipments

	•	Higher efficiency due to ongoing process optimization

	•	Gain on sale of real estate

-	•	Negative net pricing

	•	Material costs and financial support for a major supplier

	•	Increase in days of supply

8

Commercial Vehicles

HIGHER UNIT SALES IN ALL BUSINESS UNITS REFLECT
AN ATTRACTIVE PRODUCT PORTFOLIO

Unit Sales - in thousand units -	Revenues - in billions of EUR -

[CHART]	[CHART]

9

SHARP INCREASE IN OPERATING PROFIT
– in millions of EUR –

[CHART]

	•	Higher unit sales in all business units
+
	•	Strong demand for heavy-duty trucks

	•	Cost and productivity improvements

	•	Settlement with MMC on FUSO

-	•	Higher raw-material prices

10

Financial Services

ATTRACTIVE FINANCIAL SERVICES PRODUCTS
SUPPORTED AUTOMOTIVE DIVISIONS

New Business - in billions of EUR -	Contract Volume - in billions of EUR -

[CHART]	[CHART]

11

HIGH OPERATING PROFIT
DESPITE INCREASED INTEREST RATES
– in millions of EUR –

[CHART]

	•	Operating efficiency further improved
+
	•	Lower cost of risk

	•	Lower charges from Toll Collect

-	•	Increased interest rates

12

DaimlerChrysler Group

NET INCOME AND EARNINGS PER SHARE

Net Income - in billions of EUR -	Earnings per Share - in EUR -

[CHART]	[CHART]

13

RETURN ON NET ASSETS
– after tax at Group level –

[CHART]

14

RETURN ON NET ASSETS OF THE DIVISIONS
– before taxes –

Mercedes Car Group	Chrysler Group	Commercial Vehicles	Financial Services (ROE)

[CHART]	[CHART]	[CHART]	[CHART]

15

EUR 12 BILLION EXPENDITURE FOR THE FUTURE
– in billions of EUR –

Capital Expenditure*	Research & Development
Expenditure

[CHART]	[CHART]

*                 Capital expenditure in property, plant & equipment

16

KEY BALANCE SHEET FIGURES

		Dec. 31	Dec. 31
- in billions of EUR -		2004	2005

DaimlerChrysler Group

•	Equity ratio (1)	17.5%	17.3%

•	Gross liquidity	11.7	12.6

•	Financial liabilities (2)	76.0	80.9

Industrial Business

•	Equity ratio (1)	25.2%	24.8%

•	Gross liquidity	10.3	11.4

•	Financial liabilities (2)	8.1	4.1

•	Net liquidity	2.2	7.3

(1)          Excluding dividend payment

(2)          Adjusted for the effects of the mark-to-market valuation according to SFAS 133

17

STATUS OF PENSIONS AND POSTRETIREMENT HEALTHCARE BENEFITS

	Pensions		Healthcare
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
- in billions of EUR -	2004	2005	2004	2005

PBO(1) / APBO(2)	(34.4)	(41.5)	(14.4)	(17.7)

Plan assets	27.8	34.3	1.6	1.9

Funded status	(6.6)	(7.2)	(12.8)	(15.8)

Accruals	5.6	5.3	8.0	9.8

Funded position net of accruals	(1.0)	(1.9)	(4.8)	(6.0)

(1)	PBO	= projected benefit obligations
(2)	APBO	= accumulated postretirement benefit obligations

18

RECONCILIATION TO FREE CASH FLOW
FY 2005
– in millions of EUR –

[CHART]

19

ASSUMPTIONS FOR THE
AUTOMOTIVE MARKETS IN 2006

•                  Stable car markets in Western Europe and the NAFTA region

•                  Slight growth of car markets in Japan

•                  Slight growth in truck markets in the NAFTA region and Japan; stable market development in Western Europe

•                  Further growth in emerging markets

20

FINANCIAL OUTLOOK 2006

•                  Sales outlook

•                  Mercedes Car Group expects unit sales in the magnitude of 2005, while the model mix is expected to improve

•                  Chrysler Group expects shipments at 2005 levels in a difficult market environment

•                  For Commercial Vehicles we expect unit sales to reach the level of 2005

•                  Profit outlook

•                  Improved profitability anticipated in 2006

21

DISCLAIMER

These figures are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

This presentation contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of our New Management Model, and the CORE program, including the new business model for smart, at the Mercedes Car Group; renewed pressure to reduce costs in light of restructuring plans announced by our major competitors in NAFTA; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: February 16, 2006